Exhibit 99.1

Navios Maritime Holdings Inc. Declares Quarterly Dividend of $0.546875 per American Depositary Share on Its Series G Preferred Stock; Quarterly Dividend of $0.5390625 per American Depository Share on Its Series H Preferred Stock

MONACO — (Marketwired) — 03/27/15 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that the Company has declared quarterly dividend on its Series G and Series H Preferred Stock.

Quarterly Dividend on Series G Preferred Stock

The Company has declared a cash dividend of $0.546875 per American Depository Share on its 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, for the period from January 15, 2015 to April 14, 2015. The dividend will be paid on April 15, 2015 to holders of record as of April 5, 2015. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “NMPrG.”

Quarterly Dividend on Series H Preferred Stock

Navios Holdings has also declared a cash dividend of $0.5390625 per American Depository Share on its 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, for the period from January 15, 2015 to April 14, 2015. The dividend will be paid on April 15, 2015 to holders of record as of April 5, 2015. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “NMPrH.”

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in charter demand and/or charter rates; production or the demand for the types of drybulk products that are transported by Navios Holdings’ vessels; operating costs, including but not limited to changes in crew salaries, insurances, provisions, repairs, maintenance, overhead expenses, and changes in interest costs; competition in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.